DORN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

		2015
ASSETS		
Cash and Cash Equivalents	$	387,619
Receivable from Broker - Dealers and Clearing Organizations		60,351
Prepaid Expenses		7,905
Office Equipment and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $543,671		42,734
Investment in Antique Personal Property		47,130
Restricted Deposit with Clearing Organization		25,000
TOTAL ASSETS	$	570,739
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$	12,813
Accrued Expenses		47,458
Total Liabilities		60,271
STOCKHOLDERS' EQUITY		
Common Stock		
Par Value $10		
Authorized - 25,000 Shares		
Issued and Outstanding - 6,000 Shares		60,000
Retained Earnings		450,468
Total Stockholders' Equity		510,468
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	570,739

See accompanying Notes to Financial Statements.